100 Montgomery Street, Suite 1600 San Francisco, California 94104

September 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:        Blaise Rhodes

Doug Jones

Charlie Guidry

Dietrich King

Re:         a.k.a. Brands Holding Corp.

   Registration Statement on Form S-1 (File No. 333-259028)

   Originally Filed August 24, 2021

   CIK: 0001865107

Ladies and Gentlemen:

a.k.a. Brands Holding Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-259028, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on September 21, 2021 or as soon thereafter as practicable.

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100 Montgomery Street, Suite 1600 San Francisco, California 94104

Please contact James S. Rowe of Kirkland & Ellis LLP, counsel to the Company, at (312) 862-2191, or Michael P. Keeley at (312) 862-2144, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

A.K.A. BRANDS HOLDING CORP.

By:	/s/ Jill Ramsey
Name:	Jill Ramsey
Title:	Chief Executive Officer